                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ______)*

                                   GBC BANCORP
                                ----------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   361475106
                                 --------------
                                 (CUSIP Number)


    Mr. Li-Pei Wu                                     Tel. No. (213) 972-4118
    c/o General Bank
    800 West Sixth Street, Los Angeles, CA 90017
    -------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 1, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


 CUSIP NO. 361475106                                         Page 2 of 7 Pages

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                   Li-Pei Wu
                   SS No. ###-##-####
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [ ]
- --------------------------------------------------------------------------------
    3     SEC USE ONLY
- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
                   PF
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [ ]
- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
- --------------------------------------------------------------------------------
          NUMBER               7      SOLE VOTING POWER
            OF                                407,073
          SHARES           -----------------------------------------------------
       BENEFICIALLY            8      SHARED VOTING POWER
         OWNED BY                               9,075
         REPORTING         -----------------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                               407,073
                           -----------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                                9,075
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              416,148
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       5.9%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
                                       IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.
                                                                          2 of 7

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


ITEM 1.  SECURITY AND ISSUER

        Security:  Common Stock, No Par Value

        Name of Issuer:  GBC Bancorp

        Address of Issuer's Principal executive offices:
                800 West Sixth Street
                Los Angeles, CA 90017


ITEM 2.  IDENTITY AND BACKGROUND

        (a)  Name:
             Li-Pei Wu

        (b)  Residence or business address:
             2126 Camino San Rafael
             Glendale, CA 91206

        (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

             Chairman of the Board, President and Chief Executive Officer of (i) GBC Bancorp, and (ii) General Bank (a wholly owned subsidiary of GBC Bancorp), both at 800 West Sixth Street, Los Angeles, CA 90017.

        (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case.

             No.  Not applicable.

        (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities



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
             subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree of final order.

             No.  Not applicable.

        (f)  Citizenship.

             U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Pursuant to the Restated Employment Agreement between the reporting person and the issuer, the reporting person now holds an option under the GBC Bancorp Amended and Restated 1988 Stock Option Plan to purchase an aggregate of 462,000 shares of common stock of the issuer at a price of $13.18 per share, exercisable in seven cumulative annual installments of 66,000 shares, the first of which became exercisable on June 1, 1992, the remainder of which became exercisable commencing January 1, 1993, and continuing thereafter on each of the first five (5) anniversaries thereof. Accordingly, on January 1, 1996, such employee-held options to acquire 66,000 shares of the issuer became exercisable. If exercised now, at the aforesaid exercise price, $869,880 would be required for the reporting person to exercise the options which became exercisable on January 1, 1996. No such options, however, have been exercised.

ITEM 4.  PURPOSE OF TRANSACTION

        The issuer's purpose in granting stock options to key employees such as the reporting person is to add incentives for performance and to encourage stock ownership in the issuer. The reporting person's purpose in acquiring the options and the attendant exercise rights is for investment. The reporting person does not have any plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;




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        (d)  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) The following information is provided as to the aggregate number and percentage of the class of securities identified pursuant to
             Item 1 beneficially owned by the reporting person, including an identification of those shares which there is a right to acquire:

             (i) Aggregate number beneficially owned: 416,148 shares, including 330,000 shares subject to options presently exercisable or which will become exercisable within 60 days.

             (ii) Percentage of class beneficially owned: 5.9%.

        (b)  Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote: 407,073

             (ii) shared power to vote or to direct the vote: 9,075



                                       5
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             (iii) sole power to dispose or to direct the disposition of:
                   407,073

             (iv)  shared power to dispose or to direct the disposition of:
                   9,075

             The following information is provided with respect to the person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

             (i)   Jenny S. Wu

             (ii)  Residence address:
                   2126 Camino San Rafael
                   Glendale, CA 91206

             (iii) Present principal occupation:  housewife

             (iv) During the last five years such person has not been convicted in a criminal proceeding.

             (v) During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (vi)  Citizenship.

                   U.S.A.

        (c) On January 1, 1996, options held by the reporting person to acquire 66,000 shares of the issuer became exercisable, at the exercise price of $13.18 per share. These options were granted under the GBC Bancorp Amended and Restated 1988 Stock Option Plan, and are part of the stock options granted to the reporting person by the issuer on December 19, 1991 pursuant to the Restated Employment Agreement entered into on such date between the reporting person and the issuer.

        (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

             None.

        (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

             Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

             None. Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

             None.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          May 6, 1996                                    LI-PEI WU
- -------------------------------                 -------------------------------
Date                                            Signature


                                                Li-Pei Wu
                                                -------------------------------
                                                Name/Title



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